UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Onyx Pharmaceuticals, Inc.

(Name of Subject Company)

Onyx Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

683399109

(CUSIP Number of Class of Securities)

N. Anthony Coles, M.D.

President and Chief Executive Officer

Onyx Pharmaceuticals, Inc.

249 East Grand Avenue

South San Francisco, California 94080

(650) 266-0000

With copies to:

Stuart M. Cable

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, MA 02109

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 3, 2013 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Onyx Pharmaceuticals, Inc., a Delaware corporation (“Onyx”). The Schedule 14D-9 relates to the tender offer by Arena Acquisition Company, a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation (“Parent” and together with Purchaser, the “Offerors”), to purchase all of the issued and outstanding shares of Onyx common stock, par value $0.001 per share (the “Shares”) at a purchase price of $125.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”). The Shares will be purchased by Purchaser. The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by the Offerors with the SEC on September 3, 2013. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by replacing in its entirety, the information set forth under the heading “Certain Litigation” with the following:

Between August 28, 2013 and September 16, 2013, nine plaintiffs filed purported class action lawsuits against Onyx, its directors, Amgen and Purchaser, and unnamed “John Doe” defendants in connection with the proposed Merger. Seven of those purported class actions were brought in the Superior Court of the State of California for the County of San Mateo, captioned Lawrence I. Silverstein and Phil Rosen v. Onyx Pharmaceuticals, Inc., et al. (August 28, 2013), Laura Robinson v. Onyx Pharmaceuticals, Inc., et al. (originally filed in the Superior Court for the County of San Francisco on August 28, 2013, and re-filed in the Superior Court for the County of San Mateo on August 29, 2013), John Solak v. Onyx Pharmaceuticals, Inc., et al. (August 30, 2013), Louisiana Municipal Police Employees’ Retirement System and Hubert Chow v. Onyx Pharmaceuticals, Inc., et al. (September 3, 2013), Laurine Jonopulos v. Onyx Pharmaceuticals, Inc., et al. (September 4, 2013), Clifford G. Martin v. Onyx Pharmaceuticals, Inc., et al. (September 9, 2013) and Merrill L. Magowan v. Onyx Pharmaceuticals, Inc. et al. (September 9, 2013). The eighth and ninth purported class actions were brought in the Court of Chancery of the State of Delaware, captioned Mark D. Smilow, IRA v. Onyx Pharmaceuticals Inc., et al. (August 29, 2013) and William L. Fitzpatric v. Onyx Pharmaceuticals, Inc., et al. (September 16, 2013). On September 5, 2013, the plaintiff in the John Solak case filed a request for dismissal of the case without prejudice. On September 10, 2013, the plaintiff in the Mark D. Smilow, IRA case filed a notice and proposed order of voluntary dismissal of the case without prejudice. On September 10, 2013, the plaintiffs in the Lawrence I. Silverstein and Phil Rosen and Louisiana Municipal Police Employees’ Retirement System and Hubert Chow cases filed an amended complaint alleging substantially the same claims and seeking substantially the same relief as in their individual purported class action lawsuits. Each of the lawsuits alleges that the Onyx director defendants breached their fiduciary duties to Onyx shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Onyx through an allegedly unfair process and for an unfair price and on unfair terms. The Merrill L. Magowan, William L. Fitzpatric and Lawrence I. Silverstein and Phil Rosen complaints also allege that the individual defendants breached their fiduciary duties with respect to the contents of the tender offer solicitation material. Each of the lawsuits seeks, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the Merger Agreement (to the extent it has already been implemented), and attorneys’ fees and costs, and certain of the lawsuits seek other relief.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ONYX PHARMACEUTICALS, INC.

Dated: September 17, 2013	By:	/s/ N. Anthony Coles, M.D.
	Name:	N. Anthony Coles, M.D.
	Title:	Chairman and Chief Executive Officer

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